CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Nomura Securities International, Inc.
(A subsidiary of Nomura Holding America Inc.)
March 31, 2018
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __April 1, 2017__ AND ENDING __March 31, 2018__

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NOMURA SECURITIES INTERNATIONAL, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
WORLDWIDE PLAZA, 309 WEST 49th STREET

	(No. and Street)	
NEW YORK	**NEW YORK**	10019-7316
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christy Schaffner   **(212) 667-8903**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

	(Name – of individual, state last, first, middle name)		
5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
 ✓ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

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OATH OR AFFIRMATION

We, Erik Addington and Christopher Vickery, swear (or affirm) that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of Nomura Securities International, Inc., (the "Company") as of March 31, 2018, is true and correct. We further swear (or affirm) that based upon information available to us, neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The statement of financial condition of the Company is made available to all of the members and allied members of the New York Stock Exchange, Inc.



Name: Erik Addington
Title: Chief Financial Officer

Name: Christopher Vickery
Title: Chief Operations Officer



Notary Public

JILL KAREN FISHER
Notary Public, State of New York
No. 01FI6142862
Qualified in New York County
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This report** contains (check all applicable boxes):
- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Formula for Determination of Customer Account Reserve Requirements of Brokers and Dealers under SEC Rule 15c3-3.
- ☐ (i) Formula for Determination of PAB Reserve Requirements of Brokers and Dealers under SEC Rule 15c3-3.
- ☐ (j) Information Relating to Possession or Control Requirements under SEC Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A or Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Computation of CFTC Minimum Net Capital Requirement.
- ☐ (q) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (r) Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.
- ☐ (s) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers pursuant to Commission Regulation 30.7.
- ☐ (t) Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts under 4D(F) of the Commodity Exchange Act.
- ☐ (u) Independent auditor's report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nomura Securities International, Inc.

Consolidated Statement of Financial Condition

March 31, 2018

Contents



Ernst & Young LLP   Tel: +1 212 773 3000
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New York, NY 10036-6530

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Nomura Securities International, Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Nomura Securities International, Inc. (the Company) as of March 31, 2018 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2002.

May 24, 2018

Nomura Securities International, Inc.

Consolidated Statement of Financial Condition

March 31, 2018
(Dollars in Thousands)

Assets

Cash and cash equivalents		$ 3,624,836
Deposits with exchanges and cash segregated under federal and other regulations or requirements		1,049,707
Collateralized financing agreements:		
Securities purchased under agreements to resell (includes $1,429,579 at fair value)	$ 61,745,024	
Securities borrowed	18,192,202	
		79,937,226
Trading assets ($11,682,085 were pledged to various parties)		53,165,953
Receivables:		
Customers	1,845,098	
Brokers, dealers and clearing organizations	1,026,565	
Interest and dividends	245,671	
		3,117,334
Furniture, equipment, leasehold improvements and software, net (includes accumulated depreciation and amortization of $65,004)		5,805
Other assets		173,087
Total assets		$141,073,948

Liabilities and stockholder's equity

Liabilities:		
Collateralized financing agreements:		
Securities sold under agreements to repurchase (includes $1,415,083 at fair value)	$ 98,838,755	
Securities loaned	12,010,613	
		$110,849,368
Borrowings from Parent		2,470,793
Other secured financing		80,000
Trading liabilities		17,061,279
Payables and accrued liabilities:		
Brokers, dealers and clearing organizations	2,661,021	
Customers	754,245	
Compensation and benefits	316,679	
Interest and dividends	91,499	
Other	155,520	
		3,978,964
Subordinated borrowings		3,150,000
Borrowings at fair value		334,999
Total liabilities		137,925,403
Commitments, contingent liabilities and guarantees (Note 10)		
Stockholder's equity:		
Common stock, without par value, 9,000 shares authorized, 5,984 shares issued and outstanding		-
Additional paid-in capital	3,650,000	
Accumulated deficit	(501,455)	
Total stockholder's equity		3,148,545
Total liabilities and stockholder's equity		$141,073,948

See accompanying Notes to Consolidated Statement of Financial Condition.

Nomura Securities International, Inc.

Notes to Consolidated Statement of Financial Condition

March 31, 2018

1. Organization

Nomura Securities International, Inc. ("NSI" or the "Company") is a wholly owned subsidiary of Nomura Holding America Inc. ("NHA" or the "Parent") which itself is wholly owned by Nomura Holdings, Inc. ("NHI" or "Nomura"), a Japanese corporation. This Consolidated Statement of Financial Condition includes the accounts of NSI and variable interest entities where NSI has been determined to be the primary beneficiary.

The Company is a U.S. registered broker and dealer under the Securities Exchange Act of 1934 and a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). Financial Industry Regulatory Authority ("FINRA") is the Company's designated regulator. The Company is licensed to transact on the New York Stock Exchange ("NYSE") and is a member of other principal securities exchanges. The Company provides investment banking and brokerage services to institutional customers and enters into principal transactions for its own account.

2. Significant Accounting Policies

Principles of Consolidation

The Consolidated Statement of Financial Condition includes the accounts of the Company and entities deemed to be variable interest entities ("VIEs") under Accounting Standards Codification ("ASC") 810-10-15, *Consolidations – Variable Interest Entities* ("ASC 810-10-15"), where the Company has been determined to be the primary beneficiary of such entities. The Company is not the primary beneficiary of any variable interest entity and hence has not consolidated any variable interest entity as at March 31, 2018 (see Note 13). However, included in the Company's results are the results of operations of VIEs which were consolidated and reflected in NSI's accounts during the year but are no longer eligible for consolidation at March 31, 2018.

Use of Estimates

The Consolidated Statement of Financial Condition is presented in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the Consolidated Statement of Financial Condtion and accompanying notes. Management believes that the estimates utilized in preparing its Consolidated Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Foreign Currency

Assets and liabilities denominated in non-United States dollar currencies are remeasured into United States dollar equivalents at spot foreign exchange rates prevailing on the date of the Consolidated Statement of Financial Condition, while revenue and expense accounts are remeasured at the actual foreign exchange rate on the date the transaction occurred. Gains and losses resulting from non-United States dollar currency transactions are included in income.

Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments with original maturities of three months or less, other than those held for trading purposes. At March 31, 2018, cash equivalents of $504 million consist of overnight investments in money market funds valued based on quoted net asset values, which approximate fair value.

Securities Transactions

Proprietary securities transactions in regular way trades are recorded on the Consolidated Statement of Financial Condition on trade date, along with related revenues and expenses. Proprietary securities transactions in which the settlement date is considered non-regular way, or extended, are accounted for as forward derivative transactions in between trade date and settlement date, with changes in fair value recorded in earnings in between trade date and settlement date.

Customers' securities transactions are recorded on a settlement date basis. Related revenues and expenses from customer securities transactions are recorded on a trade date basis.

2. Significant Accounting Policies (continued)

Fair Value Measurements

A significant amount of the assets and liabilities of the Company are carried at fair value on a recurring basis with changes in fair value recognized in income under various accounting literature, principally applicable industry guidance, such as ASC 940, *Financial Services – Brokers and Dealers* ("ASC 940"), but also, ASC 815, *Derivatives and Hedging* ("ASC 815") and by the fair value option election in accordance with ASC 825, *Financial Instruments* ("ASC 825"). If the Company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings.

The Company applies the fair value option for certain securities purchased under agreements to resell, certain securities sold under agreements to repurchase and financing transactions documented as derivatives that failed the ASC 815 definition of a derivative (see Notes 4).

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosures associated with the use of fair value requirements (see Note 4).

Assets and liabilities recorded at fair value on the Consolidated Statement of Financial Condition are categorized for disclosure purposes, based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are defined by ASC 820 and are directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities (see Note 4).

Trading assets and trading liabilities, including securities positions and contractual commitments arising pursuant to derivatives contracts, are recorded on the Consolidated Statement of Financial Condition at fair value, with unrealized gains and losses reflected in income.

Derivative financial instruments are presented on a net-by-counterparty basis where evidence that an enforceable legal right of setoff exists, in accordance with ASC 210-20, *Balance Sheet – Offsetting* ("ASC 210-20") and ASC 815-10-45, *Derivatives and Hedging – Overall – Other Presentation Matters* ("ASC 815-10-45"). The fair value is netted across products where allowable in the associated master netting agreements.

2. Significant Accounting Policies (continued)

Also, the Company generally offsets fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that are eligible for offset under the same master netting agreements.

Transfers of Financial Assets

The Company accounts for the transfer of a financial asset as a sale when it relinquishes control over the asset by meeting the following conditions outlined in ASC 860, *Transfers and Servicing* ("ASC 860"), (a) the asset has been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the asset received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, if the holders of its beneficial interests have the right to pledge or exchange the beneficial interests held and (c) the transferor has not maintained effective control over the transferred asset.

In connection with its securitization activities, the Company utilizes special purpose entities ("SPEs") to securitize agency and non-agency mortgage-backed securities. The Company's involvement with SPEs includes structuring and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. The Company derecognizes financial assets transferred in securitizations provided that the Company has relinquished control over such assets and does not consolidate the SPE. The Company may obtain or retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and are included within *Trading assets* on the Consolidated Statement of Financial Condition with changes in fair value included in income.

Collateralized Financing Agreements

Securities purchased under agreements to resell ("resale agreements") and *Securities sold under agreements to repurchase* ("repurchase agreements") are treated as financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired plus accrued interest, except for certain resale and repurchase agreements for which the Company has elected the fair value option.

Nomura Securities International, Inc.

Notes to Consolidated Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Repurchase and resale agreements are presented on a net-by-counterparty basis on the Consolidated Statement of Financial Condition where net presentation is permitted by ASC 210-20. It is the Company's policy to take possession of securities collateralizing resale agreements. Similarly, counterparties take possession of the Company's securities collateralizing repurchase agreements.

Substantially all of these transactions are collateralized by United States government and residential mortgage backed agency securities. The Company monitors the market value of the underlying securities as compared to the related receivables or payables, including accrued interest and requests or returns additional collateral when deemed appropriate.

Securities borrowed and *Securities loaned* are included on the Consolidated Statement of Financial Condition at the amount of cash collateral advanced or received plus accrued interest. *Securities borrowed* transactions require the Company to deposit cash, letters of credit or other securities with the lender. With respect to *Securities loaned*, the Company receives collateral in the form of cash or other securities. When securities or letters of credit are pledged as collateral for securities borrowed, such transactions are not recorded on the Consolidated Statement of Financial Condition. The Company monitors the market value of the securities borrowed or loaned against the collateral on a daily basis and additional cash or securities are obtained or refunded, as necessary, to ensure that such transactions are adequately collateralized for the Company's risk management purposes. In accordance with ASC 860, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be repledged or sold, it recognizes the amounts received and a corresponding obligation to return them.

Borrowings at fair value

Borrowings at fair value represents structured financing transactions documented as derivatives which failed the ASC 815 definition of a derivative due to the significance of the upfront payment required under the contract.

2. Significant Accounting Policies (continued)

Receivables from and Payables to Customers

Receivables from and payables to customers primarily include amounts due on delivery versus payment / receipt versus payment, customer fails, margin and cash transactions. Securities owned by customers are held as collateral for these receivables.

Furniture, Equipment, Leasehold Improvements and Software

Furniture, equipment, leasehold improvements and software, net, is carried at cost less accumulated depreciation and amortization on the Consolidated Statement of Financial Condition.

Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the related assets. The estimated useful life of furniture and equipment is five to seven years. Certain internal and external direct costs of developing applications and obtaining software for internal use are capitalized and amortized, generally over five years. Leasehold improvements are amortized over the lesser of their economic useful lives or the terms of the underlying leases, which range from one to twenty years.

Memberships in Exchanges

Memberships in exchanges, which represent rights to conduct business on securities exchanges or ownership interests in the exchanges associated with such rights (approximately $10.5 million), are included in *Other assets* on the Consolidated Statement of Financial Condition. These memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects an adjustment for management's estimate of the impairment (See Note 4).

Revenue Recognition

Interest and dividends revenues are earned primarily from *Cash and cash equivalents, Trading assets,* and *Collateralized financing agreements* and are accounted for on an accrual basis. Dividends are recorded on an ex-dividend date basis.

2. Significant Accounting Policies (continued)

Principal transactions revenues primarily consist of revenues related to realized and unrealized gains and losses on securities and derivative financial instruments. Also included in Principal transactions are unrealized gains and losses on financial instruments carried at fair value due to the Company's election of the fair value option under ASC 825.

Commissions, net consist principally of fees charged to clients, primarily institutions and affiliates, for the execution of trades made on their behalf and are recorded on a trade date basis as securities transactions occur. Also included in Commissions are revenues received from affiliates under a sales credit agreement. Certain related party transactions are recorded as a reduction of commission revenues described in Note 11.

The Company recognizes revenues from related parties under a transaction services agreement as described in Note 11. These revenues are recognized as earned and are accounted for on an accrual basis within income.

Investment banking, net includes fees arising from securities offerings in which the Company acts as an underwriter or selling agent, loan syndication or from other corporate advisory services and are recognized when services for the transactions are determined to be completed and the income is deemed reasonably determinable. These amounts are reported net of fees shared with other affiliates who participate in these transactions. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue. Underwriting revenues are presented net of related expenses. Non-reimbursed expenses associated with advisory transactions, net of client reimbursements are recorded within income.

Expenses

Interest and dividends expense is incurred primarily on *Collateralized financing agreements, Trading liabilities*, *Borrowings from Parent* and *Subordinated borrowings,* and is accounted for on an accrual basis. Dividends are recorded on an ex-dividend date basis.

2. Significant Accounting Policies (continued)

Service fees with related parties, net primarily includes costs for operational and administrative functions outsourced to affiliate companies, principally NHA. These fees are determined under either service agreements or an allocation method approved by management (see Note 11). Service fees with related parties, net also includes sales credit paid to affiliates essentially representing an internal sales commission for the affiliates involvement in sales effort.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes as compared to financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740").

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions (see Note 12).

The Company's policy is to treat interest and/or penalties related to income tax matters and uncertain tax positions as part of pretax income.

New Accounting Pronouncements

The Company adopted the following new accounting pronouncements during the year ended March 31, 2018.

2. Significant Accounting Policies (continued)

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on this Consolidated Statement of Financial Condition
ASU 2016-09 "Improvements to Employee Share-Based Payment Accounting"	• Allows an accounting policy election to be made to either account for forfeitures when they occur or to include estimated forfeitures in compensation expense recognized during a reporting period. • Requires all associated excess tax benefits to be recognized as an income tax benefit through earnings rather than as additional paid-in capital with excess tax deficiencies recognized as income tax expense rather than as an offset of excess tax benefits, if any. • Requires recognition of excess tax benefits regardless of whether the benefit reduces taxes payable in the current reporting period.	Prospective adoption from April 1, 2017.	No impact.
ASU 2017-09, Scope of Modification	• Amends ASC 718 "Compensation—Stock Compensation" to clarify when modification accounting should be applied to a share-based payment award when the terms and/or conditions of an award are changed. • Removes guidance which states that modification accounting is not required when an antidilution provision is added to a share-based payment award provided that this change is not made in anticipation of an equity restructuring.	Early adopted from April 1, 2017.	No impact.

2. Significant Accounting Policies (continued)

Future Accounting Pronouncements

The following new accounting pronouncements relevant to the Company will be adopted in future periods:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Expected effect on this Consolidated Statement of Financial Condition
ASU 2014-09, "Revenue from Contracts with Customers"	• Replaces existing revenue recognition guidance in ASC 605 "Revenue Recognition" and certain industry-specific revenue recognition guidance. • Requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. • Specifies the accounting for costs to obtain or fulfill a customer contract. • Revises existing guidance for principal-versus-agency determination. • Requires extensive new footnote disclosures around nature and type of revenue from services provided to customers.	Modified retrospective adoption from April 1, 2018.	Expected impact on presentation of underwriting revenues and associated costs from a net to gross basis in the consolidated statement of income. No material impact expected on timing of when revenues or costs are recognized.
ASU 2016-02, "Leases"	• Replaces ASC 840 "Leases", the current guidance on lease accounting, and revised the definition of a lease. • Requires all lessees to recognize a right of use ("ROU") asset and corresponding lease liability on balance sheet. • Lessor accounting is largely unchanged from current guidance. • Simplifies the accounting for sale leaseback and "build-to-suit" leases. • Requires extensive new qualitative and quantitative footnote disclosures on lease arrangements.	Modified retrospective adoption from April 1, 2019.	The Company expects a gross up on its consolidated statement of financial condition upon recognition of the right of use assets and lease liabilities and does not expect the amount of the gross up to have a material impact on its financial condition.

Nomura Securities International, Inc.

Notes to Consolidated Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Expected effect on this Consolidated Statement of Financial Condition
ASU 2016-15, "Classification of Certain Cash Receipts and Cash Payments"	• Provides guidance on the disclosure and classification of certain items within the statement of cash flows, including beneficial interests obtained in a securitization of financial assets, cash payments for settlements of zero-coupon debt instruments and debt prepayment or extinguishment costs and distributions received from equity-method investees.	Prospective adoption from April 1, 2018.	No material impact expected.

3. Deposits with exchanges and cash segregated under federal and other regulations or requirements

Deposits with exchanges and cash segregated under federal and other regulations or requirements, includes deposits with clearing organizations and customers' deposits segregated pursuant to Federal and other regulations.

Cash of approximately $426.4 million and securities of $139.6 million have been segregated on behalf of securities customers pursuant to the reserve formula requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3. The segregated securities were sourced from a resale agreement and trading assets owned on the Consolidated Statement of Financial Condition.

Cash of $56.5 million and securities of $377.9 million have been segregated on behalf of Proprietary Accounts of Brokers ("PAB") under the SEC Requirements of 15c3-3. The segregated securities were sourced from resale agreements and trading assets owned on the Consolidated Statement of Financial Condition.

Nomura Securities International, Inc.

Notes to Consolidated Statement of Financial Condition (continued)

3. Deposits with exchanges and cash segregated under federal and other regulations or requirements (continued)

Cash of approximately $254.6 million and $18.6 million is segregated pursuant to CFTC Regulations 1.20 and 30.7, respectively, and represent funds accruing to customers as a result of trades or contracts.

Cash of $293.6 million was deposited with clearing organizations to satisfy the Company's guaranty deposit requirements as a clearing member of such organizations. These amounts are determinable by such clearing organizations and are subject to change.

4. Fair Value Measurements

The Fair Value of Financial Instruments

A significant amount of the Company's financial instruments are carried at fair value. Financial instruments that are carried at fair value on a recurring basis include *Trading assets* and *Trading liabilities*. Additionally, the Company applies the fair value option for certain *Securities purchased under agreements to resell* and *Securities sold under agreements to repurchase*. The Company also elected the fair value option for financing transactions documented as derivatives contracts which failed the ASC 815 definition of a derivative due to the significance of the upfront payment required under the terms of the derivatives contracts.

Other financial instruments are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820, which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes the transaction occurs in the Company's principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or liability.

4. Fair Value Measurements (continued)

Valuation Methodology for Financial Instruments Carried at Fair Value on a Recurring Basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Certain OTC contracts have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents the Company's estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities that are marked using such prices.

Certain instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount of unrealized gains and losses recognized. The use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The degree of adjustments is largely judgmental and is based on an assessment of the factors that management believes other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

4. Fair Value Measurements (continued)

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and the Company's own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on the Company's financial liabilities as is used to measure counterparty credit risk on the Company's financial assets.

Valuation pricing models are calibrated to the market on a regular basis by comparison to observable market pricing, comparison with alternative model and analysis of risk profiles and inputs used are adjusted for current market conditions and risk. The Model Validation Group ("MVG") within the Risk management division reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model's suitability for valuation and sensitivity of the models used for a particular product.

Fair Value Hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (the "fair value hierarchy") based on the transparency of valuation inputs used by the Company to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1 – Unadjusted quoted prices for identical financial instruments in active markets accessible by the Company at the measurement date are classified as Level 1. Examples are listed equity securities on the New York Stock Exchange.

Level 2 – Inputs other than quoted prices included within Level 1 that either are observable for the asset or liability, directly or indirectly are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. An example of a Level 2 instrument is an interest rate swap contract between a short-term floating interest rate and a fixed interest rate.

4. Fair Value Measurements (continued)

Level 3 – Financial assets and financial liabilities whose values are based on unobservable inputs are classified as Level 3. Unobservable inputs are based on the Company's own assumptions about the estimates used by other market participants in valuing similar financial instruments. These financial assets and financial liabilities are classified as Level 3, if such unobservable inputs have more than an insignificant impact on the fair value measurement of an instrument. Examples are certain collateralized loan obligations, and bank and corporate debt securities valued using significant unobservable parameters.

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. As a result, a financial instrument valued using a combination of Level 1, 2 and 3 inputs would be classified as a Level 3 financial asset or liability where the Level 3 inputs are significant to its measurement.

As explained above, the valuation of Level 3 financial assets and liabilities is dependent on certain parameters which cannot be observed or corroborated in the market. This can be the case if, for example the specific financial instrument is traded in an inactive market.

Common characteristics of an inactive market can include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Typical unobservable parameters can include volatility skews and correlation risk for derivative instruments, and refinancing periods, loss severities and recovery rates for credit related products and loans.

The following table presents information about the Company's financial assets and financial liabilities measured at fair value on a recurring basis, as of March 31, 2018, within the fair value hierarchy (dollars in thousands):

Notes to Consolidated Statement of Financial Condition (continued)

4. Fair Value Measurements (continued)

	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting[1]	Total
Assets					
Trading Assets:					
Mortgage-backed securities:					
Residential mortgage-backed securities - agency	$ -	$ 25,584,834	$ -	$ -	$ 25,584,834
Residential mortgage-backed securities - non-agency	-	323,008	-	-	323,008
Commercial mortgage-backed securities	-	8	-	-	8
U.S. and foreign government and agency securities	17,454,420	3,389,406	-	-	20,843,826
Equity securities	3,564,531	366,929	34,079	-	3,965,539
Bank and corporate debt securities	-	1,339,790	154,823	-	1,494,613
Collateralized debt/loan obligations	-	409,393	201,667	-	611,060
Asset-backed securities	-	31,404	-	-	31,404
Derivative instruments:					
Equity contracts	-	990,381	-	-	990,381
Interest rate contracts	13,287	569,963	-	-	583,250
Credit contracts	-	255,267	-	-	255,267
Foreign exchange contracts	-	1,082	-	-	1,082
Commodity Contracts	393	-	-	-	393
Netting	-	-	-	(1,518,712)	(1,518,712)
Total derivatives	13,680	1,816,693	-	(1,518,712)	311,661
Total Trading assets	$ 21,032,631	$ 33,261,465	$ 390,569	$ (1,518,712)	$ 53,165,953
Securities purchased under agreements to resell[2]	$ -	$ 1,385,951	$ 43,628	$ -	$ 1,429,579
Liabilities					
Trading Liabilities:					
U.S. and foreign government and agency securities	$ 12,224,323	$ 1,192,882	$ -	$ -	$ 13,417,205
Equity securities	1,902,837	43,266	-	-	1,946,103
Bank and corporate debt securities	-	846,891	-	-	846,891
Derivative instruments:					
Equity contracts	-	1,442,439	-	-	1,442,439
Interest rate contracts	5,599	648,164	-	-	653,763
Credit contracts	-	315,198	107	-	315,305
Foreign exchange contracts	-	68	-	-	68
Commodity contracts	186	-	-	-	186
Netting	-	-	-	(1,593,512)	(1,593,512)
Total derivatives	5,785	2,405,869	107	(1,593,512)	818,249
Residential mortgage-backed securities - non-agency	-	5,004	-	-	5,004
Collateralized debt/loan obligations	-	22,914	4,913	-	27,827
Total Trading liabilities	$ 14,132,945	$ 4,516,826	$ 5,020	$ (1,593,512)	$ 17,061,279
Securities sold under agreements to repurchase[2]	$ -	$ 1,385,951	$ 29,132	$ -	$ 1,415,083
Borrowings at fair value[2]	$ -	$ 334,999	$ -	$ -	$ 334,999

4. Fair Value Measurements (continued)

[1] The amount offset under counterparty netting of derivative assets and liabilities and cash collateral netting against derivatives.
[2] Items for which the Company elected the Fair value option under ASC 825.

Valuation Methodology by Major Class of Financial Asset and Liability

The valuation methodology used by the Company to estimate fair value of major classes of financial assets and financial liabilities, together with the significant inputs which determine their classification in the fair value hierarchy, is as follows:

Residential mortgage-backed securities ("RMBS") and *Commercial mortgage-backed securities* ("CMBS") – The fair value of RMBS and CMBS is primarily determined using discounted cash flow ("DCF") valuation techniques, but also using quoted market prices and recent market transactions of identical or similar securities, if available. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. RMBS and CMBS are generally classified in Level 2 because these valuation inputs are observable or market-corroborated.

U.S. and foreign government and agency securities – U.S. government securities are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources. These securities are generally traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Some foreign government securities are valued using similar pricing sources but may be classified as Level 2 or 3 where they trade in less active markets. Agency securities are valued using similar pricing sources but are generally classified as Level 2 as they are often traded in less active markets. Certain agency securities may be classified as Level 1 because they trade in active markets and there is sufficient information from a liquid market to classify them as Level 1.

Equity Securities – Equity securities include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available, in which case they are classified as Level 1. The Company determines whether the market is active depending on the sufficiency and frequency of trading of the security. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid offer spreads and are classified in Level 2.

4. Fair Value Measurements (continued)

Unlisted equity securities can be valued using either a DCF or market multiple valuation technique and are usually classified in Level 3 because significant valuation inputs such as yields, credit spreads and liquidity discounts are unobservable. Market multiple valuation techniques include comparable ratios such as enterprise value / earnings before interest, taxes, depreciation and amortization ("EV/EBITDA") based on relationships between numbers reported in the consolidated financial statements of the investee and the price of comparable companies. A liquidity discount might also be applied to reflect the specific characteristics of the investee.

Bank and corporate debt securities – The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques and also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, where credit spreads of the issuer and/or recovery rates used in DCF valuations are unobservable.

Collateralized debt/loan obligations ("CDOs"/"CLOs") – The fair value of CDOs/CLOs is primarily determined using DCF valuation techniques and also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, prepayment rates, default probabilities and loss severities. CDOs/CLOs are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are observable or market-corroborated. CDOs/CLOs are classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations is unobservable. Examples of such unobservable significant inputs are yields, prepayment rates, default probabilities and loss severities.

Nomura Securities International, Inc.

Notes to Consolidated Statement of Financial Condition (continued)

4. Fair Value Measurements (continued)

Asset-backed securities ("ABS") – The fair value of ABS may be based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, prepayment rates and loss severities. ABS are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance and other inputs, then these securities are categorized in Level 3 of the fair value hierarchy.

Derivatives – Equity contracts – The Company enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. Where exchange-traded equity derivatives are traded in active markets and fair value is determined using an unadjusted exchange price, these derivatives are classified in Level 1 of the fair value hierarchy. In practice, exchange-traded equity derivatives are valued using option models and are classified in Level 2. Use of a model valuation is more representative of fair value than exchange price because of the higher volume and frequency of trading in the underlying equity instruments. As of March 31, 2018, all exchange-traded equity derivatives were classified as Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and the Company's own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex equity derivatives would be classified as Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

4. Fair Value Measurements (continued)

Derivatives – Interest rate contracts – The Company enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, interest rate options, forward rate agreements, swaptions, caps and floors, as well as extended settle forward purchases and sales of U.S. agency RMBS and to-be-announced ("TBA") securities. The fair value of exchange-traded interest rate derivatives is often determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, or if marked to theoretical prices such as in the case of listed options, they are classified in Level 2. As of March 31, 2018, no exchange traded interest rate contracts were classified as Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange ("FX") rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and the Company's own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated.

Derivatives – Credit contracts – The Company enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, loss severities, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and the Company's own creditworthiness on derivatives liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex OTC credit derivatives are classified in Level 3 where credit spreads, loss severities, volatility or correlation valuations inputs are significant and unobservable. *Derivatives – Credit contracts* also include unrealized gains and losses on an extended unsettled sale of a CLO security, which itself is a Level 3 security and valued in accordance with CDOs/CLOs as described above.

4. Fair Value Measurements (continued)

Derivatives – Foreign exchange contracts – The Company may enter into both exchange-traded and OTC FX derivative transactions such as FX forwards, cross currency swaps and currency options. The fair value of exchange-traded FX derivatives is primarily determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy when exchange prices are used. Where these derivatives are not valued at the exchange price due to timing differences, they are classified in Level 2. As of March 31, 2018, the Company did not hold any exchange-traded FX derivatives. The fair value of OTC FX derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and the Company's own creditworthiness on derivative liabilities. OTC FX derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated.

Derivatives—Commodity contracts – The Company enters into exchange-traded commodity derivative transactions such as commodity options. The fair value of exchange-traded commodity derivatives is determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy.

Securities purchased under agreements to resell / Securities sold under agreements to repurchase – The resale/repurchase agreements carried at fair value are agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include credit spreads. These resale / repurchase agreements are generally classified in Level 2 of the fair value hierarchy where these valuation inputs are observable. Where valuation inputs such as credit spreads are unobservable they are classified in Level 3 of the fair value hierarchy.

Borrowings at fair value – The fair value option was elected for transactions documented as derivatives that failed the ASC 815 definition of a derivative. These transactions were recorded as financing transactions with embedded derivatives. The fair value of these borrowings is driven by the fair value of the underlying referenced securities and are classified in Level 2.

4. Fair Value Measurements (continued)

Valuation Processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within this Consolidated Statement of Financial Condition, including those classified as Level 3 within the fair value hierarchy, the Company operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within the Company with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

- The Product Control Valuations Group ("PCVG") has primary responsibility for determining and implementing valuation policies and procedures in connection with the determination of fair value measurements. In particular, this group will ensure that valuation policies are documented for each type of financial instrument in accordance with United States generally accepted accounting principles ("US GAAP"). While it is the responsibility of front office traders in the Company's trading businesses to price its financial instruments, the PCVG is responsible for independently verifying or validating these prices. In the event of a difference in opinion or where the estimate of fair value requires judgment, the valuation used within this Consolidated Statement of Financial Condition is made by senior management independent of the trading businesses. The PCVG reports to the Head of Product Control and ultimately to the NHA Chief Financial Officer;

- The Accounting Policy Group defines the Company's accounting policies and procedures in accordance with US GAAP, including those associated with determination of fair value under ASC 820 and other relevant US GAAP pronouncements. This group reports to the NHA Chief Financial Officer;

- The MVG within the Risk Management Division validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models. This group reports to the NHA Chief Risk Officer.

The fundamental components of this governance framework over valuation processes within the Company, particularly around Level 3 financial instruments, are the procedures in place around independent price verification, pricing model validation and revenue substantiation.

4. Fair Value Measurements (continued)

Independent Price Verification Processes

The key objective of the independent price verification processes within the Company is to verify the appropriateness of fair value measurements applied to all financial instruments within the Company. In applying these control processes, observable inputs are used whenever possible and when unobservable inputs are necessary, the processes seek to ensure the valuation methodology and inputs are appropriate, reasonable and consistently applied.

The independent price verification processes aim to verify the fair value of all positions to external sources on a regular basis. The process involves obtaining independent data such as trades, marks and prices from external sources and examining the impact of marking the positions at the independent prices.

Where third-party pricing information sourced from brokers, dealers and consensus pricing services is used as part of the price verification process, consideration is given as to whether that information reflects actual recent market transactions or prices at which transactions involving identical or similar financial instruments are currently executable. If such transactions or prices are not available, the financial instrument will generally be classified as Level 3.

Where there is a lack of observable market information around the inputs used in a fair value measurement, the PCVG and the MVG will assess the inputs used for reasonableness considering available information including comparable products, volatility surfaces, curves and past trades.

Additional valuation adjustments may be taken for the uncertainty in the inputs used, such as correlation and where appropriate, trading desks may be asked to execute trades to evidence market levels.

Model Review and Validation

For more complex and illiquid financial instruments, pricing models are used to determine fair value measurements. Before models are put into official use, the MVG is responsible for validating their integrity and comprehensiveness independently from those who design and build them. As part of this validation process, the MVG analyzes a number of factors to assess a model's suitability and to quantify model risk by applying model reserves and capital adjustments.

4. Fair Value Measurements (continued)

Valuation models are developed and maintained by the front-office and risk models by the Risk Methodology Group within the Risk Management Division. Some models may also be developed by third party providers. The Risk Methodology Group has primary responsibility for the ongoing refinement and improvement of risk models and methodologies. All models are also subject to an annual re-approval process by MVG to ensure they remain suitable.

Revenue Substantiation

PCVG also ensures adherence to the Company's valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatility, FX rates etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

Level 3 Financial Instruments

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes that vary substantially either over time or among market makers, or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information the Company would expect market participants to use in valuing similar instruments.

Using reasonably possible alternative assumptions to value Level 3 financial instruments may significantly influence their value. A range of possible fair values may be available for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation is based on management's judgment of prevailing market conditions, in accordance with the Company's established valuation policies and procedures.

Nomura Securities International, Inc.

Notes to Consolidated Statement of Financial Condition (continued)

4. Fair Value Measurements (continued)

Quantitative Information Regarding Significant Unobservable Inputs and Assumptions

The following table presents quantitative information about the significant unobservable inputs and assumptions used by the Company for certain material Level 3 financial instruments as of March 31, 2018 (dollars in thousands):

Class of financial instrument	Fair value	Valuation technique(s)	Unobservable inputs	Level 3 Input or Range of Inputs (%)	Weighted Average (%)
Assets					
Equity securities	$ 34,079	Market multiples	Recovery rates	34.0	34.0
		Discounted cash flow	Credit spreads	3.9	3.9
Bank and corporate debt securities	$ 154,823	Discounted cash flow	Credit spreads	2.3-6.2	3.3
			Recovery rates	1-8.4	4.4
Collateralized debt/loan obligations	$ 201,667	Discounted cash flow	Yields	6.0-24.0	13.5
			Prepayment rates	20.0	20.0
			Default probabilities	2.0	2.0
			Loss severities	44.7-100.0	95.7
Securities purchased under agreements to resell[1]	$ 43,628	Discounted cash flow	Credit spreads	3.5	3.5
Liabilities					
Collateralized debt/loan obligations	$ (4,913)	Discounted cash flow	Yields	6.1	6.1
			Prepayment rates	20.0	20.0
			Default probabilities	2.0	2.0
			Loss severities	30.0	30.0
Securities sold under agreements to repurchase[1]	$ (29,132)	Discounted cash flow	Credit spreads	3.5	3.5

[1] Items for which the Company elected the Fair value option under ASC 825.

4. Fair Value Measurements (continued)

Sensitivity of Fair Value to Changes in Unobservable Inputs

For each class of financial instrument described in the above table, changes in each of the significant unobservable inputs and assumptions used by the Company will impact the determination of a fair value measurement for the financial instrument. The sensitivity of these Level 3 fair value measurements to changes in unobservable inputs and interrelationships between those inputs as described below, impact the determination of a fair value measurement for the financial instrument:

> *CDOs/CLOs* – Significant increases (decreases) in yields, prepayment rates, probability of default and loss severity in the event of default, in isolation, would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

> *Bank and corporate debt securities* – Significant increases (decreases) in the credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in recovery rates would result in a significantly higher (lower) fair value measurement.

> *Repurchase agreements / Resale agreements* – Significant increases (decreases) in the credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement.

> *Equity securities* – Significant increases (decreases) in the credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in recovery rates would result in a significantly higher (lower) fair value measurement.

The following table explains increases and decreases, including gains and losses, of Level 3 financial assets and financial liabilities measured at fair value on a recurring basis for the year ended March 31, 2018. Financial instruments classified as Level 3 are often economically hedged with instruments within Level 1 or Level 2 of the fair value hierarchy.

4. Fair Value Measurements (continued)

The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are at times measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

	Opening balance, April 1, 2017	Purchases	Issuances	Sales/ Redemptions	Settlements [2]	Total unrealized and realized gains/ (losses)	Transfers from Level 3	Transfers into Level 3	Balance, March 31, 2018	Unrealized gains (losses) on outstanding Level 3 Assets and Liabilities for the year ended March 31, 2018 [1]
				(Dollars in thousands)						
Trading Assets:										
Commercial Mortgage backed Securities	$ 39	$ -	$ -	$ -	$ -	$ (23)	$ (16)	$ -	$ -	$ -
Equity securities	12,289	22,330	-	-	-	(540)	-	-	34,079	(540)
Bank and corporate debt securities	164,866	-	-	(5,853)	-	(4,791)	-	601	154,823	(4,813)
Collateralized debt/loan obligations	207,079	410,700	-	(389,047)	-	(72,046)	(49,186)	94,167	201,667	(84,787)
Total assets	384,273	433,030	-	(394,900)	-	(77,400)	(49,202)	94,768	390,569	(90,140)
Derivatives, net:										
Credit contracts	170	-	-	-	(277)	-	-	-	(107)	-
Total derivatives, net	170	-	-	-	(277)	-	-	-	(107)	-
Trading Liabilities:										
Collateralized debt obligation	(9,563)	(17,598)	-	20,987	-	1,261	-	-	(4,913)	147
Net trading assets	$ 374,880	$ 415,432	$ -	$ (373,913)	$ (277)	$ (76,139)	$ (49,202)	94,768	$385,549	$ (89,993)
Securities Purchased Under Agreements To Resell [3]	$ 43,921	$ -	$ -	$ -	$ -	$ (293)	$ -	$ -	$ 43,628	$ (293)
Security Sold Under Agreements To Repurchase [3]	$ (28,222)	$ -	$ (29,132)	28,222	$ -	$ -	$ -	$ -	$ (29,132)	$ -

[1] These net unrealized gains (losses) are included within income.
[2] All cash payments or receipts on derivatives are included in settlements.
[3] Items for which the Company elected the Fair value option under ASC 825.

4. Fair Value Measurements (continued)

Transfers Between Levels of the Fair Value Hierarchy

The Company assumes that transfers of assets and liabilities between Levels within the fair value hierarchy occur at the beginning of the relevant quarter in which the transfer occurred. Amounts reported below, therefore, represent the fair value of the transferred financial instruments at the beginning of the relevant quarter in which the transfer occurred.

Transfers between Level 1 and Level 2:

- There were no transfers between Level 1 and Level 2 during the year ended March 31, 2018.

Transfers From Level 2 to Level 3:

- *Bank and corporate debt securities* of approximately $601 thousand were transferred from Level 2 to Level 3 as a result of a decrease in trading activity and lack of external pricing on certain bank and corporate debt securities.

- *CDOs/CLOs* of approximately $94.2 million were transferred from Level 2 to Level 3 as a result of a decrease in trading activity and lack of external pricing on certain CDO/CLO positions.

Transfers From Level 3 to Level 2:

- *CDOs/CLOs* assets of approximately $49.2 million were transferred from Level 3 to Level 2 as a result of an increase in trading activity, and thus an increase in the observability of external pricing on certain CDO/CLO positions.

- *CMBS* of approximately $16 thousand were transferred from Level 3 to Level 2 as a result of an increase in trading activity, and thus an increase in the observability of external pricing on certain CMBS.

4. Fair Value Measurements (continued)

Fair Value Option for Financial Assets and Liabilities

The Company carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 and ASC 825. When the Company elects the fair value option for an eligible item, changes in that item's fair value are recognized within income. Election of the fair value option is irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs. Interest and dividend income and expense arising from financial instruments for which the fair value option has been elected are recognized within income.

The financial assets and financial liabilities elected for the fair value option by the Company and the reasons for the election during the year ended March 31, 2018 are as follows:

- *Repurchase and resale agreements* – The Company elected the fair value option for certain of these agreements to mitigate volatility in income caused by the difference in measurement basis that otherwise would arise between these agreements and the derivatives used to risk manage those instruments.

- *Borrowings at fair value* – The fair value option was elected for transactions documented as derivatives that failed the ASC 815 definition of a derivative. These transactions were recorded as financing transactions with embedded derivatives. The fair value of these borrowings is driven by the fair value of the underlying investments in equity securities.

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

Certain financial instruments are not carried at fair value on a recurring basis on the Consolidated Statement of Financial Condition since they are neither held for trading purposes nor elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the following financial instruments will approximate fair value since they are liquid, short-term in nature and/or contain minimal credit risk. These include *Cash and cash equivalents, Deposits with exchanges and cash segregated under federal and other regulations or requirements,* miscellaneous financial assets included in *Other assets,* all *Securities borrowed, Securities loaned, Borrowings from Parent, Other secured financing,* repurchase agreements and resale agreements. Most of these financial instruments would generally be classified as either Level 1 or Level 2 within the fair value hierarchy.

4. Fair Value Measurements (continued)

However, the fair value of other financial instruments may be different than carrying value if they are longer term in nature or contain more than minimal credit risk. Examples may include longer dated repurchase agreements, resale agreements, *Borrowings from Parent* and *Subordinated borrowings*. All of these financial assets and financial liabilities would be generally classified as Level 2 or Level 3 within the fair value hierarchy. As of March 31, 2018, the only longer dated instrument with a material difference between fair value and carrying value was *Subordinated borrowings.*

The Company also holds ownership interests in exchanges which are accounted for at cost or, if an other than temporary impairment in value has occurred, at a value that reflects an adjustment for management's estimate of the impairment. These investments are reported within *Other assets* on the Consolidated Statement of Financial Condition. The fair value of these investments may also differ from carrying value. Where a quoted market price is available in active markets accessible by the Company, these would generally be classified as Level 1 in the fair value hierarchy using the same methodology as is applied to other non-controlling investments in equity securities. Where a quoted market price is not available, these are classified in Level 2 or Level 3 of the fair value hierarchy, depending on the observability of the inputs.

The following table presents carrying values, estimated fair values and classification within the fair value hierarchy of those fair values for financial instruments which are carried on a basis other than fair value within our Consolidated Statement of Financial Condition as of March 31, 2018. Where line items in our Consolidated Statement of Financial Condition include both financial and non-financial instruments, only the financial instruments are disclosed below. Financial instruments carried at fair value are separately reported in the tables above.

Nomura Securities International, Inc.

Notes to Consolidated Statement of Financial Condition (continued)

4. Fair Value Measurements (continued)

	Carrying value	Fair value	Fair value by Level		
			Level 1	Level 2	Level 3
			(Dollars in thousands)		
Assets:					
Cash and cash equivalents	$ 3,624,836	$ 3,624,836	$ 3,624,836	$ -	$ -
Deposits with exchanges and cash segregated under federal and other regulations or requirements	1,049,707	1,049,707	1,049,707	-	-
Securities purchased under agreements to resell[(1)(2)]	60,315,445	60,315,445	-	60,219,874	95,571
Securities borrowed	18,192,202	18,192,202	-	18,192,202	-
Other assets	10,521	22,859	4,852	18,007	-
Liabilities:					
Securities sold under agreements to repurchase[(1)(2)]	97,423,672	97,423,672	-	95,921,678	1,501,994
Securities loaned	12,010,613	12,010,613	-	12,010,613	-
Borrowings from Parent	2,470,793	2,470,793	-	2,470,793	-
Other secured financing	80,000	80,000	80,000	-	-
Subordinated borrowings	3,150,000	3,230,779	-	-	3,230,779

[(1)] Excludes balances carried at fair value under a fair value option election.
[(2)] Represents amounts after counterparty netting in accordance with ASC 210-20.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

In addition to the financial instruments carried at fair value on a recurring basis, the Company also carries other financial instruments at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Examples of such financial instruments include *Receivables from brokers, dealers and clearing organizations* and *Receivables from customers*. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

5. Derivative Instruments and Hedging Activities

In the normal course of business, the Company enters into transactions in derivative instruments in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market, credit and liquidity risks, and in connection with its proprietary trading activities. These financial instruments may include interest rate and credit default swaps, exchange traded and OTC options, futures, forward and FX contracts, mortgage-backed to-be-announced securities ("TBAs"), extended settlement trades and securities purchased and sold on a when-issued basis.

An interest rate swap is a negotiated OTC contract in which two parties agree to exchange periodic interest payments for a defined period, calculated based upon a predetermined notional amount. Interest payments are usually exchanged on a net basis throughout the duration of the swap contract. Credit default swaps are credit derivatives in which the buyer exchanges a series of annuitized premium payments for default protection on an underlying credit asset over a specified period of time. Options are contracts that grant the holder of the option the right to purchase or sell a financial instrument, at a specified price and within a specified period of time, from the seller or to the writer of the options. Futures contracts, forward contracts, extended settlement trades and TBAs and when-issued securities provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield.

Risks arise from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments as well as the possible inability of counterparties to meet the terms of their contracts. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain.

For exchange-traded and OTC centrally cleared contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties. For futures contracts, the change in the market value is settled with a clearing broker dealer or exchange on a daily basis. As a result, the credit risk on a futures contract is limited to the net positive change in the market value for a single day, which is recorded in Receivables from brokers, dealers and clearing organizations on the Consolidated Statement of Financial Condition. The Company evaluates the risk exposure net of related collateral and reports them on a net-by-counterparty basis consistent with ASC 815-10-45.

5. Derivative Instruments and Hedging Activities (continued)

The following table quantifies the volume of the Company's derivative activity recorded in *Trading assets* and *Trading liabilities* on the Consolidated Statement of Financial Condition, as of March 31, 2018, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All notional and fair value amounts are disclosed on a gross basis, prior to counterparty and cash collateral netting (in thousands):

	Contract / Notional [1]	Fair Value Derivative Assets	Fair Value Derivative Liabilities
Equity contracts	$ 146,280,728	$ 990,381	$ 1,442,439
Interest rate contracts[2]	288,049,878	583,250	653,763
Credit contracts	19,325,109	255,267	315,305
Foreign exchange contracts	561,357	1,082	68
Commodity contracts	9,280	393	186
Gross derivative instruments[3]	$ 454,226,352	$ 1,830,373	$ 2,411,761

[1] Represents the total contract/notional amount of derivative assets and liabilities outstanding.
[2] Interest rate contracts are primarily comprised of mortgage-backed TBAs.
[3] Notional amounts include notionals related to futures contracts of approximately $31,639,912. The unsettled variation margin on these futures contracts excluded from the table above, is included in *Receivables from brokers, dealers and clearing organizations* and *Payables to brokers, dealers and clearing organizations* on the Consolidated Statement of Financial Condition.

Offsetting of Derivatives

The Company controls counterparty credit risk associated with derivative financial instruments through credit approvals, limits and monitoring procedures. To reduce default risk, the Company requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, the Company may agree for such collateral to be posted to a third-party custodian under a control agreement that enables the Company to take control of such collateral in the event of counterparty default. From an economic standpoint, the Company evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which reduce the Company's credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty.

5. Derivative Instruments and Hedging Activities (continued)

For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by the Company provide the Company with similar rights in the event of default of the relevant central clearing party or exchange. In order to support the enforceability of the close-out and offsetting rights within these agreements, the Company generally seeks to obtain an external legal opinion.

For certain types of counterparties and in certain jurisdictions, the Company may enter into derivative transactions which are not documented under a master netting agreement. Similarly, even when derivatives are documented under such agreements, the Company may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the ability of the Company to exercise such rights. This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.

The Company considers the enforceability of a master netting agreement in determining how credit risk from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and credit limits are applied and the extent and nature of collateral requirements from the counterparty.

Derivative assets and liabilities documented under a master netting agreement with the same counterparty are offset in the Consolidated Statement of Financial Condition where the specific criteria defined by ASC 815 are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively, where certain additional criteria are met.

5. Derivative Instruments and Hedging Activities (continued)

The following table presents information about offsetting of derivative instruments and related collateral amounts in the Consolidated Statement of Financial Condition as of March 31, 2018 by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. OTC settled bilaterally includes derivatives executed and settled bilaterally with counterparties without the use of an organized exchange or central clearing house. OTC centrally cleared include derivatives executed bilaterally with a counterparty in the OTC market but then novated to a central clearing house, whereby the central clearing house becomes the counterparty to both of the original counterparties. Exchange traded derivatives include derivatives (typically listed options) executed directly on an organized exchange that provides pre-trade price transparency. Amounts below exclude futures contracts, which are settled daily. The unsettled variation margin on futures contracts is included in *Receivables from brokers, dealers and clearing organizations* and *Payables to brokers, dealers and clearing organizations*, on the Consolidated Statement of Financial Condition. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which the Company does not have sufficient evidence of enforceability are not offset in the following table.

Nomura Securities International, Inc.

Notes to Consolidated Statement of Financial Condition (continued)

5. Derivative Instruments and Hedging Activities (continued)

	Derivative Assets	Derivative Liabilities
	(dollars in thousands)	
Equity contracts		
OTC settled bilaterally	$ -	$ 17,656
OTC centrally cleared	-	-
Exchange-traded	990,381	1,424,783
Interest rate contracts		
OTC settled bilaterally	214,678	423,006
OTC centrally cleared	355,285	225,158
Exchange-traded	13,287	5,599
Credit contracts		
OTC settled bilaterally	255,267	315,305
OTC centrally cleared	-	-
Exchange-traded	-	-
Foreign exchange contracts		
OTC settled bilaterally	1,082	68
OTC centrally cleared	-	-
Exchange-traded	-	-
Commodity Contracts		
OTC settled bilaterally	-	-
OTC centrally cleared	-	-
Exchange-traded	393	186
Total gross derivatives balances[1]	1,830,373	2,411,761
Less: Amounts offset in the consolidated statement of financial condition[2]	(1,518,712)	(1,593,512)
Total net amounts reported on the face of the consolidated statement of financial condition[3]	311,661	818,249
Less: Additional amounts not offset in the consolidated statement of financial condition		
Financial instruments and non-cash collateral[4]	-	(434,190)
Net amount	$ 311,661	$ 384,059

[1] Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether the Company has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2018, the gross balance of derivative assets and liabilities documented under master netting agreements for which the Company has not obtained sufficient evidence of enforceability was $181.7 million and $372 million, respectively.

5. Derivative Instruments and Hedging Activities (continued)

[2] Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which the Company has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2018, the Company offset a total of $74.8 million of cash collateral receivables against net derivative liabilities.

[3] Net derivative assets and net derivative liabilities are generally reported within *Trading assets* and *Trading liabilities*, respectively on the Consolidated Statement of Financial Condition.

[4] Represents amounts, such as securities collateral, which are not permitted to be offset on the face of the Consolidated Statement of Financial Condition in accordance with ASC 210-20 and ASC 815 but which provide the Company with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where the Company does not have the legal right of offset or has not determined with sufficient certainty whether the right of offset is legally enforceable are excluded.

As of March 31, 2018, a total of $42.5 million of cash collateral receivables and $4.6 million of cash collateral payables have not been offset against net derivatives. These amounts were not eligible to be offset, either because they represented excess cash collateral or they related to agreements for which the Company lacked evidence of enforceability. Cash collateral receivables and cash collateral payables are reported within *Receivables from customers* and *Payables to customers*, respectively on the Consolidated Statement of Financial Condition.

Derivatives entered into in contemplation of sales of financial assets

At the balance sheet date, the Company did not have any outstanding transactions that comprise a transfer of a financial asset recorded as a sale with an agreement (for example, a total return swap or similar derivative) entered into with the transferee in contemplation of the initial transfer, whereby the Company retains substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction.

Credit Derivatives

In the normal course of business, the Company enters into credit derivatives, primarily with an affiliate company, as part of its trading activities for credit risk mitigation, proprietary trading positions and for client transactions.

5. Derivative Instruments and Hedging Activities (continued)

Credit derivatives are derivative instruments in which one or more of their underlying are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract. The types of credit derivatives used by the Company are those linked to the performance of a credit default index and single-name credit default swaps.

The Company actively monitors and manages its credit derivative exposures. Where credit protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion.

The value of these purchased contracts is presented in the following table in the row titled "Protection purchased". These amounts represent purchased credit protection which generally act as a hedge against the Company's written exposure. To the extent the Company is required to pay out under the written credit derivative, a similar amount would generally become due to the Company under the purchased protection.

The following table presents information about the Company's written credit derivatives and the related protection purchased as of March 31, 2018 (in millions):

	Carrying Value[1]	Maximum Payout on Protection sold or Receivable on Protection Purchased (Notionals)			
		Years to Maturity			
		Total	1-3 years	4-5 years	More than 5 years
Protection sold	$ 207 [1]	$ 8,032	$ 1,455	$ 5,991	$ 586
Protection purchased	$ (268) [1]	$ 10,886	$ 1,505	$ 5,991	$ 3,390

[1] Carrying values are reported on a gross basis, prior to cash collateral and counterparty netting.

5. Derivative Instruments and Hedging Activities (continued)

Credit derivatives have a stated notional amount which represents the maximum payment the Company may be required to make under the contract. However, this is generally not a true representation of the amount the Company will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood of any payment, including the probability of default and the recovery value of the underlying asset. The Company believes that the maximum potential amount of future payments for credit protection sold does not represent the actual loss exposure based on historical experience.

The following table presents information about the Company's written credit derivatives by external credit rating of the underlying asset. Where written credit derivatives have an index as an underlying, the exposure detailed below has been decomposed into the ratings categories below based on ratings of securities or derivatives comprising the index. Where multiple external ratings exist from the major rating services, the rating designated below is determined as the middle rating when ratings are available from all three major rating services or the lower rating when only two ratings are available, consistent with guidelines specified under the Basel Accords.

Maximum Payout/Notional on Protection sold
(Dollars in Millions)

AAA	AA	A	BBB	BB	Other [1]	Total
$ 87	$ 115	$ 1,179	$ 3,295	$ 741	$ 2,615	$ 8,032

[1] Other includes credit derivatives where the credit rating of the underlying referenced asset is below BB or where the credit rating is unavailable.

6. Collateralized Financing Agreements

Offsetting of certain collateralized transactions

The Company enters into collateralized transactions including resale agreements and repurchase agreements, securities borrowing and securities lending transactions, and other secured borrowings mainly to finance trading inventory positions, obtain securities for settlement, and meet customers' needs.

6. Collateralized Financing Agreements (continued)

These transactions are documented under industry standard master netting agreements which reduce the Company's credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain centrally-cleared resale and repurchase agreements, the clearing or membership agreements entered into by the Company provide similar rights to the Company in the event of default of the relevant central clearing party. In order to support the enforceability of the close-out and offsetting rights within these agreements, the Company generally seeks to obtain an external legal opinion.

For certain types of counterparties and in certain jurisdictions, the Company may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that the close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the ability of the Company to exercise such rights. This may include resale agreements, repurchase agreements, securities borrowing and lending transactions executed with certain foreign governments, agencies, municipalities, agent banks and pension funds.

The Company considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and credit limits are applied, and the extent and nature of collateral requirements from the counterparty.

In all of these transactions, the Company either receives or provides collateral, including government, agency, mortgage-backed, bank and corporate debt and equity securities. In most cases, the Company is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties. In repurchase and resale transactions, the value of collateral typically exceeds the amount of cash transferred. Collateral is generally in the form of securities. Securities borrowing transactions generally require the Company to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, the Company generally receives collateral in the form of cash or other securities. The Company monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized for the Company's risk management purposes throughout the life of the transactions.

Nomura Securities International, Inc.

Notes to Consolidated Statement of Financial Condition (continued)

6. Collateralized Financing Agreements (continued)

Resale agreements and repurchase agreements with the same counterparty are offset in the Consolidated Statement of Financial Condition where the specific criteria defined by ASC 210-20 are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of the close-out and offsetting rights.

The following table presents information about offsetting of these transactions in the Consolidated Statement of Financial Condition, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default (in thousands). Transactions which are documented under a master netting agreement for which the Company does not have sufficient evidence of enforceability are not offset in the following table:

	Assets		Liabilities	
	Resale agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance [1]	$ 132,612,647	$ 18,192,202	$ 169,706,378	$ 12,010,613
Less: Amounts offset in the consolidated statement of financial condition [2]	(70,867,623)	-	(70,867,623)	-
Total net amounts reported on the face of the consolidated statement of financial condition [3]	61,745,024	18,192,202	98,838,755	12,010,613
Less: Additional amounts not offset in the consolidated statement of financial condition: [4]				
Financial instruments and non-cash collateral	(58,017,474)	(8,982,365)	(73,626,917)	(11,454,635)
Cash collateral	(4,280)	-	(4,323)	-
Net amount [5]	$ 3,723,270	$ 9,209,837	$ 25,207,515	$ 555,978

6. Collateralized Financing Agreements (continued)

[1] Includes all recognized balances irrespective of whether the Company has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option and amounts carried at amortized cost. As of March 31, 2018, the gross balance of resale agreements and repurchase agreements documented under master netting agreements for which the Company has not obtained sufficient evidence of enforceability was $3,571,983 thousand and $25,067,799 thousand, respectively. As of March 31, 2018, the gross balance of securities borrowing transactions and securities lending transactions documented under master netting agreements for which the Company has not obtained sufficient evidence of enforceability was $9,114,419 thousand and $390,616 thousand, respectively.

[2] Represents amounts offset through counterparty netting of repurchase agreements and resale agreements under master netting and similar agreements for which the Company has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at amortized cost.

[3] Resale agreements and securities borrowing transactions are reported within *Collateralized financing agreements* on the Consolidated Statement of Financial Condition as *Securities purchased under agreements to resell* and *Securities borrowed*, respectively. Repurchase agreements and securities lending transactions are reported within *Collateralized financing agreements* on the Consolidated Statement of Financial Condition as *Securities sold under agreements to repurchase* and *Securities loaned*, respectively.

[4] Represents amounts which are not permitted to be offset on the face of the Consolidated Statement of Financial Condition in accordance with ASC 210-20 but which provide the Company with the right of offset in the event of counterparty default. Amounts relating to agreements where the Company has not yet determined with sufficient certainty whether the right of offset is legally enforceable are excluded.

[5] Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

6. Collateralized Financing Agreements (continued)

Maturity analysis of repurchase agreements and securities lending transations and securities transferred in repurchase agreements and securities lending transactions

The following two tables present analyses of the total gross balance of liabilities recognized in the Consolidated Statement of Financial Condition for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement and class of securities transferred as of March 31, 2018. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20 (in thousands):

Maturity analysis

	Remaining contractual maturity					
	Overnight and open[1]	Up to 30 days	30-90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	$ 108,477,277	$ 39,751,290	$ 7,283,900	$ 12,691,917	$ 1,501,994	$ 169,706,378
Securities lending transactions	9,916,079	1,000,344	1,094,190	-	-	12,010,613
Total gross recognized liabilities[2]	$ 118,393,356	$ 40,751,634	$ 8,378,090	$ 12,691,917	$ 1,501,994	$ 181,716,991

Security analysis

	Repurchase agreements	Securities lending transactions	Total
Residential mortgage-backed securities - agency	$ 32,687,592	$ -	$ 32,687,592
Residential mortgage-backed securities - non-agency	1,405,659	-	1,405,659
Commercial mortgage-backed securities (CMBS)	21,567	-	21,567
U.S. and foreign government and agency securities	130,246,318	225,595	130,471,913
Equity securities	1,065,464	11,698,422	12,763,886
Bank and corporate debt securities	2,981,580	86,596	3,068,176
Collateralized debt/loan obligations	1,298,198	-	1,298,198
Total gross recognized liabilities[2]	$ 169,706,378	$ 12,010,613	$ 181,716,991

6. Collateralized Financing Agreements (continued)

[1] Open transactions do not have an explicit contractual maturity date and are terminable on demand by the Company or the counterparty.

[2] Repurchase agreements and securities lending transactions are reported within *Collateralized financing agreements* on the Consolidated Statement of Financial Condition under *Securities sold under agreements to repurchase* and *Securities loaned*, respectively.

Collateral received by the Company

The Company receives collateral in the form of securities in connection with Resale agreements and securities borrowed. When the Company borrows securities, it collateralizes the lender by pledging cash or other securities. The Company additionally receives securities as collateral in connection with certain securities-for-securities transactions in which the Company is the securities lender, although no such transactions existed at March 31, 2018. At March 31, 2018, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $172.3 billion and the fair value of the portion that had been sold or repledged was $168.4 billion.

Collateral pledged by the Company

The Company pledges firm-owned securities to collateralize repurchase agreements and securities loaned transactions. In addition, the Company pledges firm-owned securities in securities for securities transactions in which the Company is borrower. Pledged securities that can be sold or repledged by the secured party are $11.7 billion at March 31, 2018 and are disclosed in parenthesis as pledged within *Trading assets* on the Consolidated Statement of Financial Condition. *Trading assets* owned which have been pledged as collateral without allowing the secured party the right to sell or repledge them, was approximately $35.6 billion at March 31, 2018.

Nomura Securities International, Inc.

Notes to Consolidated Statement of Financial Condition (continued)

7. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations consist of the following at March 31, 2018 (in thousands):

	Receivables		Payables
Receivables from/payables to brokers, dealers and clearing organizations	$ 240,499	$	556,588
Securities failed-to-deliver/receive	786,066		678,284
Pending trades, net	-		1,426,149
	$ 1,026,565	$	2,661,021

Receivables from/payables to brokers, dealers and clearing organizations primarily include cash collateral deposited with clearing organizations including initial and variation amounts related to futures contracts as well as unsettled variation margin. Securities failed-to-deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date. Pending trades represent the net amount payable on unsettled regular-way securities transactions.

8. Subordinated Borrowings

The Company's subordinated borrowings are covered by agreements approved by FINRA and are included by the Company in regulatory net capital, as defined, under the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"). The Company has both term and revolving agreements. Each term borrowing agreement contains an evergreen provision that automatically extends the maturity by one year unless specified actions are taken prior to maturity date. To the extent that such borrowings are required for the Company's continued compliance with minimum regulatory net capital requirements, repayment is deferred.

The Company also has approval from FINRA for a Revolving Note and Cash Subordination Agreement ("Subordinated Revolver") with NHA, for up to $1,450 million which expires on December 31, 2018, subject to an evergreen provision. $850 million was outstanding under the Subordinated Revolver at March 31, 2018. Borrowings under the agreement are available in computing net capital under the SEC Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, repayment is deferred.

47

Nomura Securities International, Inc.

Notes to Consolidated Statement of Financial Condition (continued)

8. Subordinated Borrowings (continued)

Borrowings at March 31, 2018 are as follows (dollars in thousands):

Lender	Par Value	Type	Maturity Date	Interest Rate
NHA	$ 500,000	Term	March 31, 2020	Variable
NHA	300,000	Term	December 31, 2019	Variable
NHA	1,500,000	Term	December 30, 2018	Variable
NHA	850,000	Subordinated revolver	December 31, 2018	Variable
	$ 3,150,000			

At March 31, 2018, the interest rate on these borrowings was 2.93%, which is based on LIBOR plus a spread. Interest payable at March 31, 2018 was $7.7 million. The weighted average effective interest rate on these borrowings during the year ended March 31, 2018, was approximately 2.60%.

9. Off-Balance Sheet Risks and Concentration of Credit and Market Risk

Financial Instruments with Off-Balance Sheet Risk

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation within *Trading liabilities* on the Consolidated Statement of Financial Condition at March 31, 2018, at the fair values of such securities and will incur a loss if the fair value of the securities increases subsequent to March 31, 2018. Generally, the Company limits this risk by holding offsetting securities, futures or options positions.

Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties which include domestic financial institutions, multinational corporations, the U.S. government and its agencies, security exchanges and clearing organizations. A substantial portion of the Company's securities transactions are collateralized.

9. Off-Balance Sheet Risks and Concentration of Credit and Market Risk (continued)

The Company's exposure to credit risk associated with the nonperformance of these customers and counterparties in fulfilling their contractual obligations may be directly impacted by volatile or illiquid trading markets.

The Company is subject to concentrated credit risk due to the amount of positions it holds in securities issued by the U.S. and foreign governments and their agencies as well as mortgage-backed securities guaranteed by the U.S. government agencies. Such amounts which are carried at fair value and reflected within *Trading assets* on the Consolidated Statement of Financial Condition, represented approximately 33% of the Company's total assets as of March 31, 2018. The Company is also exposed to credit risk that arises from the failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is approximated by the fair value of the contracts reported as assets. These amounts are reported on a net-by-counterparty basis consistent with ASC 815-10-45.

The Credit Risk Management ("CRM") department manages the credit risk exposure that arises from transactions. The CRM department is an independent control function. The Company's process for managing credit risk includes:

- Evaluation of likelihood that a counterparty defaults on its payments and obligations;

- Assignment of internal credit ratings to all active counterparties;

- Approval of extensions of credit and establishment of credit limits;

- Measurement, monitoring and management of the firm's current and potential future credit exposures;

- Setting credit terms in legal documentation including margin terms;

- Use of appropriate credit risk mitigants including netting, collateral and hedging;

- Active communication and co-operation with various stakeholders such as Trading units, Operations, Legal department, Compliance and Finance.

9. Off-Balance Sheet Risks and Concentration of Credit and Market Risk (continued)

Market Risk

The Company is exposed to market risk. Market risk is the risk of loss arising from fluctuations in the value of assets and debts (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, FX rates, prices of securities and others). Market risk primarily impacts the Company's trading activities.

Effective management of market risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

The Company uses a variety of complementary tools to measure, model and aggregate market risk. The principal statistical measurement tool used to assess and monitor market risk on an ongoing basis is Value at Risk ("VaR"). Limits on VaR are set in line with the Company's risk appetite as expressed through economic capital. In addition to VaR, the Company uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Stress testing explores portfolio risks or tail risks, including non-linear behaviors and can be aggregated across risk factors at any level of the group hierarchy. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management. VaR is a measure of the potential loss in the value of the Company's trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. Market risks that are incorporated in the VaR model include equity prices, interest rates, credit, FX rates, and commodities with associated volatilities and correlations.

10. Commitments, Contingent Liabilities and Guarantees

Commitments

Presented below is a schedule of minimum future lease payments on non-cancelable operating leases as of March 31, 2018 (in thousands):

	Minimum Future Lease Payments
Fiscal year:	
2019	$ 849
2020	372
2021	88
2022	7
Total minimum future lease payments	$ 1,316

Operating leases are subject to escalation clauses and are generally non-cancelable or cancelable only with substantial penalties.

At March 31, 2018, the Company has commitments to enter into future resale and repurchase agreements totaling $20.6 billion and $5.7 million, respectively.

In addition, the Company has a contingent obligation to provide financing in the form of resale agreements to a clearinghouse through which it clears certain transactions. The contingent facility is provided by all members of the clearinghouse and is designed to ensure liquidity to the clearinghouse in the event of a default of a major firm. The Company's commitment changes monthly based on the volumes it clears. As of March 31, 2018, the amount of the contingent commitment facility was $2.3 billion.

In the normal course of business, the Company enters into underwriting commitments; there were no open transactions relating to such underwriting commitments at March 31, 2018.

10. Commitments, Contingent Liabilities and Guarantees (continued)

Contingencies

In the normal course of business the Company is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against the Company, any settlements the Company chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage or where the matters present novel legal theories or involve a large number of parties.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 "Contingencies" ("ASC 450"), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against the Company are summarized below. The Company believes that, based on current information available as of the date of this Consolidated Statement of Financial Condition, the ultimate resolution of these actions and proceedings will not be material to the Company's financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the income or cash flows in a particular quarter or annual period.

In April 2011, the Federal Home Loan Bank of Boston ("FHLB-Boston") commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of RMBS, and their controlling persons, including NHA and certain of its subsidiaries, including the Company.

10. Commitments, Contingent Liabilities and Guarantees (continued)

The action alleges that FHLB-Boston purchased RMBS issued by a subsidiary of NHA and underwritten by the Company and other firms for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by a subsidiary of NHA in the original principal amount of approximately $406 million. The case is currently in the discovery phase. Due to the lack of information and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In September 2011, the Federal Housing Finance Agency ("FHFA"), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the "GSEs"), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of RMBS, and their controlling persons, including NHA and certain of its subsidiaries including the Company. The action alleged that the GSEs purchased RMBS issued by subsidiaries of NHA and underwritten by the Company for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying securities. FHFA alleged that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and sought rescission of its purchases. The case was tried before the Court beginning March 16, 2015 and closing arguments were completed on April 9, 2015. On May 15, 2015, the Court issued a judgment and ordered the defendants to pay $806 million to GSEs upon GSEs' delivery of the certificates at issue to the defendants. NHA and its affiliates appealed the decision to the United States Court of Appeals for the Second Circuit ("Second Circuit") and agreed, subject to the ultimate outcome of the appeal, to a consent judgment for costs and attorneys' fees recoverable under the blue sky statutes at issue in the maximum amount of $33 million. On September 28, 2017, the Second Circuit affirmed the judgment of the district court. On November 13, 2017, NHA and its affiliates filed a petition for rehearing asking the Second Circuit to reconsider portions of its decision. On December 11, 2017, the Second Circuit denied the petition for rehearing. NHA filed a petition for certiorari to the U.S. Supreme Court on March 12, 2018. A reserve has been established by NHA with regard to this matter (that takes into account the value of the certificates that will be returned and other factors) on behalf of all defendants, including the Company, which NHA believes is representative of its probable loss.

10. Commitments, Contingent Liabilities and Guarantees (continued)

The United States Department of Justice, led by the United States Attorney's Office for the Eastern District of New York, informed NHA and certain of its subsidiaries including the Company that it was investigating possible civil claims against them under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 related to RMBS they sponsored, issued, underwrote, managed, or offered during 2006 and 2007. The Company is cooperating fully in response to the investigation. A reserve has been established by NHA with respect to this matter.

The United States Securities and Exchange Commission ("SEC") and the DOJ have been investigating past activities of several former employees of the Company in respect of certain commercial and residential mortgage-backed securities transactions. The Company has been cooperating fully in those investigations. The Company considers it probable that the SEC eventually will institute proceedings focusing on the Company's supervision of certain former employees and that the Company, in connection with such proceedings, will agree to disgorgement and/or restitution relating to some of the transactions in issue. A reserve has been established by the Company with regard to this matter.

Beginning in September 2014, several purported class actions were commenced in the United States District Court for the Southern District of New York against the Company and other financial institutions. On October 30, 2014, the court consolidated the actions under the lead case, Alaska Electrical Pension Fund v. Bank of America, N.A., et al. A consolidated amended complaint was filed on February 12, 2015 asserting claims for alleged violations of the federal antitrust laws and state law by, among other things, allegedly conspiring to manipulate the ISDAFIX benchmark. The plaintiffs seek declaratory and injunctive relief, treble damages in an unspecified amount, and attorneys' fees. On March 28, 2016, the court granted in part and denied in part the defendants' motion to dismiss the consolidated amended complaint. Following certain amendments made by plaintiffs, defendants filed a motion to dismiss certain remaining claims which the court granted in part by dismissing all common law claims against the Company. Plaintiffs moved for class certification which remains pending. A reserve has been established by the Company with respect to this matter.

10. Commitments, Contingent Liabilities and Guarantees (continued)

Beginning in May 2016, several purported class actions were commenced in the United States District Court for the Southern District of New York against a number of financial institutions, including the Company, and individuals related to the supranational, sub-sovereign, and agency ("SSA") bond market. On November 3, 2017, plaintiffs filed a Consolidated Amended Class Action Complaint alleging a conspiracy to manipulate trading in SSA bonds in violation of the federal antitrust laws. The plaintiffs seek declaratory and injunctive relief, treble damages in an unspecified amount, and attorneys' fees. On December 12, 2017, defendants filed a motion to dismiss the complaint, which is currently pending before the court. These claims involve substantial legal, as well as factual, uncertainty and the Company cannot provide an estimate of reasonably possible loss at this time.

In March 2017, certain subsidiaries of American International Group, Inc. commenced proceedings in the District Court of Harris County, Texas against certain entities and individuals, including the Company, in connection with a 2012 offering of $750 million of certain project finance notes, of which $92 million allegedly were purchased by AIG. AIG alleges violations of the Texas Securities Act based on material misrepresentations and omissions in connection with the marketing, offering, issuance and sale of the notes and seeks rescission of the purchases or compensatory damages. The case is currently in the discovery phase. Due to the lack of information and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

Guarantees

The Company applies the provisions of ASC 460, *Guarantees* ("ASC 460"), which provides accounting and disclosure requirements for certain guarantees. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or FX rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

10. Commitments, Contingent Liabilities and Guarantees (continued)

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded on the Consolidated Statement of Financial Condition.

The Company enters into certain derivative contracts that meet the ASC 460 definition of guarantees. Because the Company does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, the Company has disclosed information about derivative contracts that could meet the ASC 460 definition of guarantees.

For information about the maximum potential amount of future payments that the Company could be required to make under certain derivatives, such as written put or call options , the notional amount of contracts has been disclosed. The Company records all derivative contracts at fair value on its Consolidated Statement of Financial Condition. The Company believes the notional amounts generally overstate its risk exposure. Because the derivative contracts are accounted for at fair value, carrying value is considered to be the best indication of payment/performance risks for individual contracts.

The following table sets forth information about the Company's derivative contracts that could meet the definition of a guarantee (other than credit derivatives disclosed as protection sold in Note 5) as of March 31, 2018 (in millions):

| | Maximum Payout / Notional By Period of Expiration | | |
| | Years to Maturity | | |
Carrying Value of Liability	Maximum Payout	Less than 1 year	1-2 years
$ 1,430	$ 111,146	$ 111,086	$ 60

11. Transactions with Related Parties

The Company regularly enters into dealer, trading, clearing and financing transactions with NHI and affiliates. In the normal course of business, the Company pays commissions to affiliates for trades executed with affiliates on behalf of its clients.

Operational and Administrative Arrangements

The Company reimburses NHA and affiliates for the expenses incurred in providing office space and other equipment used by the Company. Additionally, the Company reimburses NHA, NHI and their affiliates, (collectively "the affiliates") for expenses and certain other costs, which the affiliates pay on behalf of the Company. These reimbursements are reflected within income.

The Company receives reimbursements from the affiliates for certain expenses incurred and services rendered by the Company on the affiliates' behalf, which include back and front office expense reimbursements. These fees are also reflected in income.

Transaction Execution Services Agreement

The Company is a party to a Transaction Execution Services Agreement ("TESA") involving certain other Nomura affiliates ("TESA Affiliates") where the parties to the TESA provide trade execution services ("Services") for certain products to one or more of the other TESA Affiliates in accordance with US transfer pricing regulations and Organization for Economic Co-operation and Development transfer pricing guidelines. The Company receives amounts related to profits on positions as well as interest revenue, less certain deductions ("TESA Revenues").

These deductions include certain execution costs, interest expense, and sales credits, as applicable. Also under the TESA, the Company reimburses the TESA Affiliates for certain costs incurred related to the Services, which include costs of capital (for these purposes includes market and credit risk) for the TESA Affiliates ("TESA Capital Expenses"), and back and middle office expense reimbursements ("TESA Administrative Expenses"), (collectively, "TESA Expenses"). This reimbursement also includes a mark-up on the back and middle office expenses as defined in the agreement.

11. Transactions with Related Parties (continued)

During each fiscal year, TESA Revenues less certain deductions as described above, if any, under the TESA are calculated each month on a fiscal year-to-date basis. To the extent the Company has previously received TESA Revenues during the then current fiscal year, any trading losses and deductions incurred by a TESA Affiliate related to the Company's Services under the TESA shall be deducted from the fiscal year-to-date TESA Revenues received by the Company and reimbursed to the TESA Affiliate. In the event that a TESA Affiliate's recorded fiscal year-to-date trading losses and deductions with respect to the Company's Services exceeds TESA Revenues paid to the Company then the Company shall receive no TESA Revenues other than sales credits, as applicable. TESA Administrative Expenses and certain TESA Capital Expenses (excluding market risk) are reimbursed irrespective of TESA Revenues (including expense related to other related party Operational and Administrative Arrangements described above); however, certain TESA Capital Expenses (excluding credit risk) are reimbursed only to the extent cumulative TESA Revenue (after TESA Administrative Expenses) has been received by the Company. The Company records its share of revenues received and the reimbursement paid under these arrangements in income.

The Company is also a party to transfer pricing arrangements in which the Company, and affiliate companies, Nomura Corporate Funding Americas, LLC ("NCFA"), a wholly owned subsidiary of NHA, and Nomura International, plc ("NIP"), a wholly owned subsidiary of NHI, agree to share in the net revenues on certain loans and loan commitments, which are extended by either NCFA or NIP. As with the TESA agreement above, for some of these arrangements the Company receives a share of overall profits after the affiliate is reimbursed for cost of funds or a regulatory capital usage charge. Similarly, these revenues received and reimbursements paid are reported within income.

Sales Credits

The Company pays to or receives from other Nomura entities, sales credits essentially representing an internal commission to an entity involved in sales efforts. Payments and receipts of sales credits are recorded in income.

Nomura Securities International, Inc.

Notes to Consolidated Statement of Financial Condition (continued)

11. Transactions with Related Parties (continued)

At March 31, 2018, balances with related parties are included in the accompanying Consolidated Statement of Financial Condition captions as follows (in thousands):

Assets

Securities purchased under agreements to resell[1]	$	20,205,439
Securities borrowed		7,104,956
Trading assets		6,673
Receivables:		
Customers		346,723
Brokers, dealers and clearing organizations		442,203
Interest and dividends		13,352
Other assets		79,370

Liabilities

Securities sold under agreements to repurchase[1]	$	4,356,599
Securities loaned		5,997,404
Borrowings from Parent		2,470,793
Trading liabilities		21,572
Payables and accrued liabilities:		
Brokers, dealers and clearing organizations		924,753
Customers		88,399
Interest and dividends		17,882
Other		77,438
Subordinated borrowings		3,150,000
Borrowings at fair value		334,999

[1] Represents amounts after counterparty netting in accordance with ASC 210-20.

11. Transactions with Related Parties (continued)

Receivables from / Payables to brokers, dealers and clearing organizations is primarily related to transactions with affiliate companies, mainly NIP, Nomura Securities (Bermuda) Limited ("NSB") and NGFP, in its capacity as clearing broker on exchange traded derivatives on the affiliates behalf.

Receivable from customers is primarily comprised of collateral posted to NSB, in relation to *Borrowings at fair value*; *Payables to customers* is primarily comprised of amounts payable to NIP, in relation to derivative transactions.

In addition to the subordinated borrowings described in Note 8, at March 31, 2018, the Company had overnight loans of $781 million, and $1,689 million payable to NHA. At March 31, 2018, the interest rate payable on these loans was 0.7% and 2.9% respectively reflecting the different currencies in which denominated.

Borrowings at fair value represents structured financing transactions with an affiliate, NSB, documented as derivatives, which failed the ASC 815 definition of a derivative due to the significance of the upfront payment required under the contract. The Company's exposure under the transactions with NSB is hedged by the fair value of the underlying referenced securities.

Other assets and *Other liabilities* are primarily comprised of accrued revenues/expenses related to transfer pricing and other miscellaneous receivables/payables related to operational and administrative arrangements discussed above.

12. Income Taxes

The Company is included in the consolidated federal and certain combined state and local income tax returns filed by NHA and its subsidiaries (the "Group"). The Company and the Group have a practice whereby federal and state and local income and capital taxes are determined for financial reporting purposes on a separate company basis. Federal, and certain state and local income and capital taxes were paid to NHA. As such, federal income taxes and New York State ("NYS") and New York City ("NYC") capital taxes payable to NHA of approximately $4.4 million are included in *Other payables and accrued liabilities* in the Consolidated Statement of Financial Condition as of March 31, 2018.

12. Income Taxes (continued)

The income taxes receivable from other state & local jurisdictions of approximately $353 thousand is included in *Other Assets* in the Consolidated Statement of Financial Condition as of March 31, 2018.

The effective tax rate differs from the blended statutory federal tax rate of 31.5% primarily due to maintenance of a valuation allowance ("VA"), used to offset the Company's deferred tax assets ("DTA"), which fail to meet the ASC 740 recognition test, and alternative minimum tax ("AMT") offset by the recognition of the AMT credit carryover due to the enactment of the Tax Cuts and Jobs Act ("U.S. tax reform") on December 22, 2017. See discussion below for changes in VA that affected the effective tax rate.

The components of the Company's net DTA at March 31, 2018, are as follows (dollars in thousands):

Deferred tax asset	$	285,223
Less valuation allowance		(277,011)
		8,212
Deferred tax liability		(95)
Net deferred tax asset	$	8,117

ASC 740 prescribes an asset and liability approach to accounting for taxes that requires the recognition of DTAs and deferred tax liabilities ("DTLs") for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, ASC 740 generally considers all expected future events other than future enactment of changes in the tax law or rates. The gross DTAs relate primarily to net operating loss ("NOL") carryforward, compensation accruals and certain other accrued expenses.

U.S. tax reform significantly revised the U.S. corporate income tax law by, among other things reducing the corporate income tax rate to 21% resulting in a blended statutory federal tax rate of 31.5% for fiscal year ending March 31, 2018. The DTAs and DTLs of the Company were required to be re-measured to reflect this change to the federal income tax rate. This re-measurement resulted in an estimated reduction in the DTA and VA of $121.4 million.

12. Income Taxes (continued)

In addition, due to the repeal of AMT under U.S. tax reform the Company recognized a deferred tax benefit of $4.5 million from the reversal of the VA for AMT credit carryover.

While the impact of the tax reform described above was calculated to reflect the available information, the amount is an estimate. The Company anticipates that modifications may be required to the estimate as a result of (i) changes in the Company's calculations based on updated information, (ii) changes in the Company's interpretations and assumptions, (iii) updates from issuance of future legislative guidance and (iv) actions the Company may take as a result of the tax reform.

A VA of $277 million has been maintained against the Company's DTAs in accordance with the realization criteria set forth in ASC 740. The net decrease during the fiscal year ending March 31, 2018 in the total VA is $190.1 million, which was primarily attributable to decrease in the federal tax rate, reversal of VA on the AMT credit carryover and the current year utilization of NOL.

At March 31, 2018, the Company had a federal NOL carryforward of approximately $529.8 million which begins to expire in the year ending March 31, 2035. In addition, the Company had a NYS NOL carryforward of approximately $629.8 million and NYC NOL carryforward of approximately $522.8 million. Both NYS and NYC NOL begin to expire in the year ending March 31, 2035.

As of March 31, 2018, the Company determined that it has no material uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional ASC 740 disclosures are required.

As of March 31, 2018, the Company is subject to tax examination for tax years ending March 31, 2015 through 2017 at the federal level and for tax years ending March 31, 2014 through 2016 at the NYS and NYC level. The Company is currently under NYS audit for the tax years ended March 31, 2014 and 2015 .The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

13. Variable Interest Entities and Securitizations

Variable Interest Entities

In the normal course of business, the Company acts as transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization activities. In addition, the Company retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.

Under ASC 810-10-15, if the Company has an interest in a VIE that provides the Company with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses that could be significant to the VIE, the Company is the primary beneficiary of the VIE and must consolidate the entity, provided that the Company does not meet separate tests confirming that it is acting as a fiduciary for other interest holders.

Control over the most significant activities may take a number of different forms in different types of VIEs. For certain types of transactions, such as securitizations of residential mortgage pass through securities and other mortgage-backed securities Re-securitization transactions, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the trust. In these cases, the Company focuses its analysis on decisions made prior to the closing of the initial transaction. If one or a number of third party investors share responsibility for the design of the Re-securitization trust and purchase a significant portion of the resulting securities, the Company does not consolidate the Re-securitization trust.

The Company has sponsored numerous Re-securitization transactions and in many cases has determined that it is not the primary beneficiary on the basis that control over the most significant activities of these entities are shared with third party investors. No Resecuritization trusts were consolidated by the entity at March 31, 2018.

The Company also consolidates the assets and liabilities of CLOs in which it holds a controlling equity investment. As of March 31, 2018, the Company did not hold a controlling equity investment in any CLO, thus no CLO was consolidated.

Nomura Securities International, Inc.

Notes to Consolidated Statement of Financial Condition (continued)

13. Variable Interest Entities and Securitizations (continued)

The Company also holds variable interests in VIEs where it is not the primary beneficiary. These include interests in residential resecuritizations sponsored by the Company, as well as interests in third party vehicles such as agency mortgage passthrough trusts, agency and non-agency collateralized mortgage obligations, collateralized debt obligations and collateralized loan obligations. As of March 31, 2018, the Company's variable interests in such VIEs were approximately $26.6 billion and are included within *Trading assets* on the Consolidated Statement of Financial Condition. The Company's maximum exposure to loss associated with these VIEs is approximately $26.6 billion; this does not include the offsetting benefit of any financial instruments that the Company may utilize to economically hedge the risks associated with the Company's variable interests.

Securitizations

As discussed above, the Company transfers assets to special purpose entities ("SPEs") that securitize residential mortgage passthrough securities and other types of financial assets. The Company's involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. The Company accounts for the transfer of financial assets as a sale when the Company relinquishes control over the assets.

ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets. The Company may obtain an interest in the financial assets, including retained interest in the SPEs. These interests are accounted for at fair value and are included in *Trading assets* on the Consolidated Statement of Financial Condition.

During the year ended March 31, 2018, the Company recorded as sales, transfers of approximately $16.1 billion in financial assets to resecuritization SPEs in which the Company has continuing involvement in the form of retained interests. The Company received cash proceeds and retained interests at closing of approximately $9.6 billion and $6.5 billion, respectively. Most of these retained interests were sold subsequent to the closing of the respective securitizations.

Nomura Securities International, Inc.

Notes to Consolidated Statement of Financial Condition (continued)

13. Variable Interest Entities and Securitizations (continued)

At March 31, 2018, the Company's retained interests were approximately $2.7 billion and are included within *Trading assets* as mortgage-backed securities. All retained interests held by the Company at March 31, 2018 are classified as Level 2 assets within the fair value hierarchy. The outstanding principal balance of financial assets transferred to SPEs in which the Company has continuing involvement, but is not required to consolidate, was $31.5 billion as of March 31, 2018.

The following table sets forth the key economic assumptions used to determine the fair value of the Company's retained interests at March 31, 2018 and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions (dollars in millions):

Fair value of retained interests	$	2,713
Weighted average life (years)		7
Constant prepayment rate		9.3%
Impact of 10% adverse change	$	(20)
Impact of 20% adverse change	$	(38)
Discount rate		3.8%
Impact of 10% adverse change	$	(22)
Impact of 20% adverse change	$	(43)

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to mitigate risks inherent in these retained interests. Changes in fair value based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption in the preceding table is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above. For the year ended March 31, 2018, the Company received approximately $582 million of proceeds from the retained interests in SPEs. During the year ended March 31, 2018, the Company did not provide financial support beyond its contractual obligations to any VIEs.

14. Employee Benefit Plans

Substantially all employees of the Company are covered under the Company's Retirement Investment Plan. Certain qualified employees are also eligible to participate in the Supplemental Employee Retirement Plan. The Company's contribution to these defined contribution plans is based on employees' compensation.

Deferred Compensation

Certain of the Company's employees participate in incentive plans and are granted cash settled deferred compensation awards based on NHI stock or a broad equity index. The Company also hedges a portion of this economic exposure with affiliates. Types of awards granted include Notional Stock Units ("NSU"), Collared Notional Stock Units ("CSU"), and Notional Indexed Units ("NIU").

The vesting schedule of awards outstanding during the current fiscal year, prior to considering the impact of FCR (as described below) is as follows:

FY2012 grant – NSUs vest annually in equal increments over a five year period with the first vesting date being April 30, 2013.

FY2014 grant – NSUs vest annually in equal increments over a three year period beginning with the first vesting date being April 30, 2015.

FY2015 grant – NSUs vest annually in equal increments over a three year period beginning with the first vesting date being April 30, 2016. CSUs and NIUs vest quarterly in equal increments over a three year period, with the first quarterly vesting date being June 30, 2015.

FY2016 grant – NSUs vest annually in equal increments over a three year period beginning with the first vesting date being April 30, 2017. CSUs and NIUs vest quarterly in equal increments over a three year period, with the first quarterly vesting date being June 30, 2016.

FY2017 grant – NSUs vest annually in equal increments over a three year period beginning with the first vesting date being April 30, 2018. CSUs and NIUs vest quarterly in equal increments over a three year period, with the first quarterly vesting date being June 30, 2017.

14. Employee Benefit Plans (continued)

The Company's ultimate payment is contingent on the relevant fair value calculation at the vesting date. The Company accrues compensation over time as employees progress toward vesting of each award. The Company also hedges a portion of the economic exposure of these awards and records the impact of the NSU and CSU hedges within compensation expense.

The Company recorded $122.3 million as a reduction in accrued compensation on the Consolidated Statement of Financial Condition for the amounts paid to employees during the year ended March 31, 2018.

Certain deferred awards granted since May 2013 include Full Career Retirement ("FCR") provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met, provided the retiring employee does not work for a competitor.

The related deferred award amortization expense of an employee eligible for FCR is fully recognized in the first year of issuance if the employee's FCR date has either passed or is within six (6) months of the issuance date, as long as the employee has not submitted notification to Nomura of an election to retire during a specific window. If the employee's FCR date is beyond six (6) months of issuance but prior to a component award's vest date, the associated amortization period of the issued deferred awards may not exceed the FCR date.

15. Net Capital

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum regulatory net capital. The Company utilizes the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items combined with the capital requirement on the overcollateralization of resale agreements arising from customer transactions, as defined. The Company is also subject to CFTC Regulation 1.17, which requires the maintenance of regulatory net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 8% of the total risk margin requirement, as defined, for all positions carried in non-customer accounts or $1,000,000, whichever is greater.

Nomura Securities International, Inc.

Notes to Consolidated Statement of Financial Condition (continued)

15. Net Capital (continued)

At March 31, 2018, the SEC minimum requirement of 2% of aggregate debits resulted in a greater regulatory net capital requirement than the CFTC's requirement of 1.17. At March 31, 2018, the Company had regulatory net capital of approximately $2,190 million, which was approximately $1,971 million in excess of required net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

16. Subsequent Events

The Company has evaluated subsequent events through May 24, 2018, the date as of which this Consolidated Statement of Financial Condition is available to be issued.